Mail Stop 3561

July 6, 2009

<u>Via Fax & U.S. Mail</u>

Edward B. Rudner
Chief Executive Officer
Online Vacation Center Holdings Corp.
1801 N. W. 66th Avenue, Suite 102
Plantation, FL 33313

      Re: Online Vacation Center Holdings Corp.
              Form 10-K for the fiscal year ended December 31, 2008
              Filed March 27, 2009
              File No. 000-32137

Dear Mr. Rudner:

      We have reviewed your response letter dated July 1, 2009 and have the following comments. Unless otherwise indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

      Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Form 10-K for the fiscal year ended December 31, 2008

Statements of Consolidated Stockholders' Equity, page 5

1.   We note from your response to our prior comment number one that the
        "Adjustment to fair value of conversion feature of debt issued in conjunction
        with acquisition" was based upon the results of the audit of La Fern, Inc in
        March 2007 which reduced the convertible note and in effect adjusted the fair
        value of the conversion feature of the note. It is unclear to us based upon
        your response whether the conversion terms of the note represent a beneficial
        conversion feature and if so, why it was accounted for under SFAS No.
        123(R) rather than the guidance outlined in EITF Nos. 98-5 and/or 00-27, as
        applicable. If you believe the note represented a conventional convertible
        note which did not provide for a beneficial conversion feature, please explain
        how your accounting treatment comples with the guidance prescribed
        paragraph 12 of APB No. 14. Please advise or alternatively, you may revise
        your financial statements accordingly.

Note 3 – Disposition of Phoenix International Publishing LLC, page F-15

2.   We note your response to our prior comment number four that you will revise
        your fiscal 2008 financial statements to record the disposition of Phoenix
        using a methodology similar to that used at the time the Company acquired
        Phoenix. In this regard, please be advised that your restated financial
        statements and related footnote should include all disclosures required by
        paragraph 26 of SFAS No. 154. Further, all restated amounts presented in
        your amended Form 10-K should be clearly marked as such. Please provide
        us with your revised financial statements and disclosures in your next
        response to us.

                                        ****

You may contact Jean Yu at (202) 551-3305 or myself at (202) 551-3813 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Linda Cvrkel
Branch Chief